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                                     13G


                                   EXHIBIT


CIGNA Corporation ("CIGNA") has filed this Schedule 13G as the ultimate parent company of the following wholly-owned corporate subsidiaries and of the general partner of the following limited partnership which together beneficially owned less than 5% of the Common Stock at December 31, 1994.


         Connecticut General Life Insurance Company

         CIGNA Property and Casualty Insurance Company

         CIGNA Funding Limited Partnership


(Certain of the shares previously reported on this Schedule 13G were shares deemed to be held as a member of a group which included Morgan Stanley Leveraged Mezzanine Fund, L.P. and Morgan Stanley Group Inc. This group is filing an amendment to its separate Schedule 13G reporting the sale of all of the group's shares and dissolution of the group during 1994.)





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